12 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 128,600 Reed Elsevier PLC ordinary shares at a price of 1100.1706p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 70,605,335 ordinary shares in treasury, and has 1,134,842,982 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 907,000 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 74,500 Reed Elsevier NV ordinary shares at a price of €19.7863 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,823,444 ordinary shares in treasury, and has 655,398,417 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 524,900 shares.